Exhibit 99.23

November 25, 2015

By Email

The Special Committee of the Board of Directors

Attention:  Matthew Doheny, Chairman

Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89135

Re:  Affinity Gaming Proposal

Dear Matt:

Z Capital Partners, L.L.C., on behalf of itself and its affiliated investment funds and/or designees (“Z Capital”), would like to express our appreciation for the Special Committee’s consideration of our proposal, dated November 15, 2015, as amended by our letter to the Special Committee on November 24, 2015 (the “November 24 Proposal”).  We hereby amend the November 24 Proposal to increase the purchase price from $14.50 per share to $15.00 per share in cash for all of the outstanding common shares of Affinity Gaming not already owned by Z Capital.

We are available immediately to discuss the terms of the November 24 Proposal (as amended hereby) and to negotiate and finalize the merger agreement and other definitive agreements with you.

We hope to receive a favorable response from you promptly.

Sincerely,

Z Capital Partners, L.L.C.

/s/ James J. Zenni, Jr.
James J. Zenni, Jr.
President and Chief Executive Officer

Two Conway Park • 150 Field Drive • Suite 300 • Lake Forest, IL 60045 • Tel. (847) 235-8100 • Fax (847) 235-8111

1330 Avenue of the Americas • Suite 1100 • New York, NY 10019 • Tel. (212) 595-8400 • Fax (212) 595-9200